                          [PARADIGM GEOPHYSICAL LOGO]


FOR IMMEDIATE RELEASE

CONTACT:
BRIAN W. BERMAN, CFO                                STEVEN CURTIS
PARADIGM GEOPHYSICAL LTD.                           RUDER FINN, INC.
Phone: +972-9-970-9339                              Phone: +1-212-593-6319
Fax: +972-9-955-3016                                Email: CURTISS@RUDERFINN.COM
Email: BRIAN@PARADIGMGEO.COM


                 PARADIGM GEOPHYSICAL ISSUES $1.5 MILLION IN NEW
                          SHARES TO EASTGATE FUND L.P.


HERZLIA, ISRAEL, May 18, 1999 - Paradigm Geophysical Ltd. (NASDAQ: PGEO) announced the closing on May 17, 1999 with Eastgate Fund L.P. and its affiliates of an aggregate investment of $1.5 million for the purchase of 263,158 ordinary shares of Paradigm. This agreement was reached in parallel with an earlier announced agreement with Shamrock Holdings Inc. for the purchase of 877,193 ordinary shares, which also closed on May 17, 1999.

Following these closings, Eastgate will own approximately 2 percent of Paradigm's shares outstanding.

Eldad Weiss, President and CEO of Paradigm, stated, "We very much welcome this investment by Eastgate. This transaction completes a recent round of private placements totaling $11.5 million, including the shares issued to Jerusalem Venture Partners and Shamrock Holdings. The capital raised was used primarily to fund our recent acquisition of the PTM division of Mincom. Paradigm is now well positioned with equity and debt facilities to continue its expansion plans."

Harris Kaplan, President of Eastgate, noted, "Eastgate's investment in Paradigm is based on the company's strong fundamentals, strategic development plans and growth potential. We think that Paradigm has done an excellent job in building a solid position in the technology area of oil and gas exploration and development, and that its position will be enhanced in the coming years."

Paradigm Geophysical Ltd. develops, markets and supports geoscience knowledge-based solutions and provides geoscience data processing, interpretation and consulting services to companies engaged in oil and natural gas exploration and production. Paradigm Geophysical serves this industry with offices and service centers in the United States, the United Kingdom, Canada, China, Australia, Indonesia, Argentina, Venezuela, and Russia.

                                     -More-

PARADIGM GEOPHYSICAL AGREES TO ISSUE $1.5 MILLION IN NEW SHARES TO EASTGATE FUND
L.P. ...

Recent press announcements are available on Paradigm's web site:
www.paradigmgeo.com.

"Paradigm Geophysical(R)" is the registered trademark of Paradigm Geophysical
Ltd.

Eastgate Fund L.P. has specialized in investments in the oil and gas industry since 1995.

Safe Harbor statement: This news release may contain certain forward-looking statements relating to the future performance of Paradigm Geophysical Ltd. Such statements are subject to certain factors which may cause Paradigm's plans to differ or results to vary from those expected including the risks associated with the impact of competitive products and pricing, increased investment to support product introductions, market acceptance of products, product transitions by the company and its competitors, currency fluctuations, changes in product sales mix, and a variety of risks described in the company's filings with the U.S. Securities and Exchange Commission. Paradigm undertakes no obligation to publicize or release results of any of these forward-looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.



                                      -30-